                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                DRKOOP.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    262098106
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                               Prime Ventures, LLC
                          225 Arizona Avenue, Suite 250
                         Santa Monica, California 90401
                                 (310) 395-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              W. Alex Voxman, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234

                                 August 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)

                               Page 1 of 11 Pages

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                   Page 2 of 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Prime Ventures, LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           6,517,857 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          0 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          6,517,857 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,517,857 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.4% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                   Page 3 of 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Highview Ventures, LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           3,133,928 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,517,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          3,133,928 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,517,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,651,785 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.0% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                   Page 4 of 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Richard M. Rosenblatt

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           11,470,928 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,517,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          11,470,928 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,517,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,988,785 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.2% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                   Page 5 of 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Edward A. Cespedes

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           3,115,000 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,517,857 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          3,115,000 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,517,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,632,857 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.0% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.                                                   Page 6 of 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Elizabeth Heller
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           93,160 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          6,517,857  shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          93,160 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          6,517,857 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,611,017 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.6% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

*See response to Item 5(a).

Item 1. Security and Issuer.

      This Amendment No. 2 (this "Amendment") to Schedule 13D, as amended by Amendment No. 1 thereto (as amended, the "Schedule 13D"), relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 225 Arizona Avenue, Suite 250, Santa Monica, California 90401.

Item 2. Identity and Background.

      (a) This Amendment is being filed jointly by Prime Ventures, LLC, a Delaware limited liability company ("Prime"), Highview Ventures, LLC, a Delaware limited liability company ("Highview"), Richard M. Rosenblatt, an individual, Edward A. Cespedes, an individual, and Elizabeth Heller, an individual. Prime, Highview, Mr. Rosenblatt, Mr. Cespedes and Ms. Heller are the "Reporting Persons." Mr. Rosenblatt is a Managing Director of Prime and is the sole Managing Member of Highview. Highview holds a controlling voting interest in Prime. Mr. Cespedes is a Managing Director and member of Prime. Ms. Heller is a Managing Director and member of Prime.

      (b) The address of the principal business of all of the Reporting Persons is 225 Arizona Avenue, Suite 250, Santa Monica, California 90401.

      (c) Mr. Rosenblatt's occupation is Chairman and Chief Executive Officer of Prime and he is also the Chief Executive Officer of the Company. Mr. Cespedes' occupation is Managing Director of Prime and he is also the Vice Chairman and Secretary of the Company. Ms. Heller's occupation is Managing Director of Prime and she also performs services for various Internet companies. The principal business of Prime is advising, operating and investing in Internet and technology companies. The principal business of Highview is holding the personal investments of Mr. Rosenblatt and his spouse, including their indirect interest in Prime.

      (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Rosenblatt, Mr. Cespedes and Ms. Heller are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 20, 2001, Prime and Highview acquired a portion of the securities covered by the Schedule 13D using funds from their working capital. Prime paid an aggregate of $250,000 of cash consideration and Highview paid an aggregate of $125,000 of cash consideration.

Item 4. Purpose of Transaction.

      The Company issued shares of its Series E 8% Convertible Preferred Stock (the "Series E Preferred Stock") to accredited investors for a purchase price of $10.00 per share in a private placement exempt from registration under the Securities Act of 1933, as amended. As a result of these transactions, the Reporting Persons acquired the following securities:

      a. Prime acquired 25,000 shares of Series E Preferred Stock, which are initially convertible into 3,125,000 shares of Common Stock.

      b. Highview acquired 12,500 shares of Series E Preferred Stock, which are initially convertible into 1,562,500 shares of Common Stock.

      The Reporting Persons acquired the Series E Preferred Stock for investment purposes. The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Series E Preferred Stock, the Series D 8% Convertible Preferred Stock (the "Series D Preferred Stock", and together with the Series E Preferred Stock, the "Preferred Stock"), and the Common Stock,
(ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company or otherwise take actions to maximize the value of that investment.

      Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future invest, sell, analyze or propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

      (a)(1) Prime owns (i) 25,000 shares of Series E Preferred Stock, which are initially convertible into 3,125,000 shares of Common Stock, (ii) 100,000 shares of Series D Preferred Stock, which are initially convertible into 2,857,143 shares of Common Stock, and (iii) warrants to purchase 535,714 shares of Common Stock at an exercise price of $0.35 per share. Assuming the conversion of the warrants and all shares of Preferred Stock owned by Prime into Common Stock, Prime would own an aggregate of 6,517,857 shares of Common Stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 11.4% of the Common Stock.

      (a)(2) Highview owns (i) 12,500 shares of Series E Preferred Stock, which are initially convertible into 1,562,500, shares of Common Stock, (ii) 50,000 shares of Series D Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock and (iii) warrants to purchase 142,857 shares of Common Stock at an exercise price of $0.35 per share. In addition, Highview holds a majority of the voting securities of Prime and may be deemed to beneficially own the securities owned by Prime as described in (a)(1) above. Assuming the conversion of the warrants and all shares of Preferred Stock owned by Highview and Prime into Common Stock, Highview would beneficially own an aggregate of 9,651,785 shares of Common Stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 16.0% of the Common Stock.

      (a)(3) Mr. Rosenblatt holds options to purchase 7,837,000 shares of Common Stock at an exercise price of $0.35 per share (the "2000 Options"). In August 2001, Mr. Rosenblatt was granted additional options to purchase 2,000,000 shares of Common Stock, with an exercise price of $0.128. Of these options, twenty-five percent (25%) are currently exercisable (the "New Vested Options", and together with the 2000 Options, the "Rosenblatt Options") and the balance will vest in annual installments over three years, subject to acceleration under certain circumstances. In addition, in his capacity as the sole Managing Member of Highview and a Managing Director of Prime, Mr. Rosenblatt shares indirect voting and dispositive power with respect to the securities owned by Prime and Highview and may be deemed to be the beneficial owner of such securities. Assuming the exercise of the Rosenblatt Options and conversion of the warrants and all shares of Preferred Stock owned by Highview and Prime into Common Stock, Mr. Rosenblatt would beneficially own an aggregate of 17,988,785 shares of Common Stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 26.2% of the Common Stock.

      (a)(4) Mr. Cespedes holds options to purchase 2,600,000 shares of Common Stock at an exercise price of $0.35 per share. In April 2001, Mr. Cespedes was granted additional options to purchase 390,000 shares of Common Stock, with an exercise price of $0.13 per share. Upon the closing of the Company's acquisition of IVonyx Groups Services, Inc., vesting was accelerated such that 100% of these options vested. In addition, in Mr. Cespedes' capacity as the Chairman of EKC Ventures LLC, Mr. Cespedes shares indirect voting and dispositive power with respect to the 1,000 shares of Series E Preferred Stock, initially convertible into 125,000 shares of Common Stock, owned by EKC Ventures LLC and may be deemed to be the beneficial owner such securities. Further, in his capacity as a Managing Director and member of Prime, Mr. Cespedes may be deemed to share indirect voting and dispositive power with respect to Prime's 6,517,857 shares and may be deemed to be the beneficial owner of such securities. Assuming the exercise of the options held by Mr. Cespedes and conversion of the warrants and all shares of Preferred Stock owned by Prime into Common Stock, Mr. Cespedes would beneficially own an aggregate of 9,632,857 shares of Common Stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 16.0% of the Common Stock. The foregoing shall not be deemed an admission by Mr. Cespedes that he is the beneficial owner of securities owned by Prime.

      (a)(5) On December 1, 2001, Prime distributed to Ms. Heller warrants to purchase 93,160 shares of Common Stock. Fifty percent (50%) of the warrants is currently exercisable and twenty-five percent (25%) becomes exercisable on each of August 22, 2002 and 2003. In addition, in Ms. Heller's capacity as a Managing Director and member of Prime, Ms. Heller may be deemed to share indirect voting and dispositive power with respect to Prime's 6,517,857 shares and may be deemed to be the beneficial owner of such securities. Assuming the conversion of the warrants owned by Ms. Heller and the warrants and shares of Preferred Stock owned by Prime into Common Stock, Ms. Heller would beneficially own an aggregate of 6,610,017 shares of common stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 11.6% of the Common Stock. The foregoing shall not be deemed an admission by Ms. Heller that she is the beneficial owner of securities owned by Prime.

      The percentage ownership amounts of the Reporting Persons described above are calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. As a result, such amounts do not take into account the effect of conversion or exercise of securities convertible into Common Stock of the Company (including the warrants issued in the Series D private placement in August 2000 and all shares of the Preferred Stock issued in the Series D and Series E private placements) that are not beneficially owned by the applicable Reporting Persons. In addition, the instruments governing the Preferred Stock, the warrants held by Prime, Highview and Ms. Heller contain anti-dilution provisions which, if triggered, could result in a different number of shares of Common Stock (and different corresponding percentage ownership) beneficially owned by the applicable Reporting Persons.

      Assuming conversion of the Preferred Stock, conversion of the warrants held by Prime, Highview and Ms. Heller and exercise of the Rosenblatt Options and options held by Mr. Cespedes:

      (b)(1) Prime has the sole power to vote or to direct the vote and dispose or to direct the disposition of 6,517,857 shares of Common Stock.

      (b)(2) Highview has the sole power to vote or to direct the vote and dispose or to direct the disposition of 3,133,928 shares of Common Stock. In addition, Highview, which controls the voting securities of Prime, shares the power to vote or to direct the vote and dispose or to direct the disposition of 6,517,857 shares of Common Stock owned by Prime. Highview has the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 9,651,785 shares of Common Stock.

      (b)(3) Mr. Rosenblatt has the sole power to vote or to direct the vote and dispose or to direct the disposition of 11,470,928 shares of Common Stock. In addition, Mr. Rosenblatt, as the Managing Member of Highview and a Managing Director of Prime, shares the power to vote or to direct the vote and dispose or to direct the disposition of 6,517,857 shares of Common Stock owned by Prime. Mr. Rosenblatt has the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 17,988,785 shares of Common Stock.

      (b)(4) Mr. Cespedes has the sole power to vote or to direct the vote and dispose or to direct the disposition of 3,115,000 shares of Common Stock. In addition, Mr. Cespedes, as a Managing Director of Prime, may be deemed to share the power to vote or to direct the vote and dispose or to direct the disposition of 6,517,857 shares of Common Stock owned by Prime. Consequently, Mr. Cespedes may be deemed to have the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 9,632,857 shares of Common Stock. The foregoing shall not be deemed an admission by Mr. Cespedes that he is the beneficial owner of securities owned by Prime.

      (b)(5) Ms. Heller has the sole power to vote or to direct the vote and dispose or to direct the disposition of 93,160 shares of Common Stock. In addition, Ms. Heller, as a Managing Director of Prime, may be deemed to share the power to vote or to direct the vote and dispose or to direct the disposition of 6,517,857 shares of Common Stock. Consequently, Ms. Heller may be deemed to have the sole and shared power to vote or direct the vote and dispose or to direct the disposition of 6,611,017 shares of Common Stock. The foregoing shall not be deemed an admission by Ms. Heller that she is the beneficial owner of securities owned by Prime.

      (c) Except as described in Item 3 above, to the knowledge of the Reporting Persons, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

      (d) Except as described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There has been no change in the information set forth under Item 6 of the
Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

      Exhibit 1. Joint Filing Agreement, dated as of September 17, 2001, by and among Prime Ventures, LLC, a Delaware limited liability company, Highview Ventures, LLC, a Delaware limited liability company, Richard M. Rosenblatt, Edward A. Cespedes and Elizabeth Heller.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 2001                RICHARD M. ROSENBLATT

                                          By: /s/ Richard M. Rosenblatt
                                              -----------------------------
                                              Richard M. Rosenblatt


Dated:  September 17, 2001                EDWARD A. CESPEDES

                                          By: /s/ Edward A. Cespedes
                                              -----------------------------
                                              Edward A. Cespedes


Dated:  September 17, 2001                ELIZABETH HELLER

                                          By: /s/ Elizabeth Heller
                                              -----------------------------
                                              Elizabeth Heller


Dated:  September 17, 2001                PRIME VENTURES, LLC

                                          By: /s/ Richard M. Rosenblatt
                                              -----------------------------
                                              Name:   Richard M. Rosenblatt
                                              Title:  Chief Executive Officer


Dated:  September 17, 2001                HIGHVIEW VENTURES, LLC

                                          By: /s/ Richard M. Rosenblatt
                                              -----------------------------
                                              Name:   Richard M. Rosenblatt
                                              Title:  Managing Member

                               Page 11 of 11 Pages

                                  EXHIBIT INDEX
                                 -------------


Exhibit 1. Joint Filing Agreement, dated as of September 17, 2001, by and among Prime Ventures, LLC, a Delaware limited liability company, Highview Ventures, LLC, a Delaware limited liability company, Richard M. Rosenblatt, Edward A. Cespedes and Elizabeth Heller.